Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

Geoff Cook released the following article:

Why We Sold myYearbook

Last week, myYearbook signed a “definitive agreement” to merge with Quepasa, a publicly traded company. The combination effectively doubles each company’s registered users, monthly active users and daily active users, while giving the combined company a global footprint. Together we intend to combine our strengths in mobile, social games, advertising, and virtual currency to create the global leader in social discovery. Here’s what led us to this decision, and why we think it’s the right one for our users, our team, and our shareholders.

myYearbook and Quepasa are social networks for meeting new people with a social graph of the people users want to know, not the people they already know. Finding new friends is a search that extends over the course of one’s lifetime. It’s a search that may peak as a teen and young adult when so many enduring relationships are forged, but it carries over beyond those years to everyone young or old. Meeting new people is now – and has always been—one of the internet’s core activities, from the early days of AOL (NYSE: AOL) chat rooms to the glory days of MySpace to the unrealized promise of Chatroulette’s “Next” button.

It is also an activity in which Facebook, despite its 750 million users, has no natural advantage. Facebook’s core asset is the social graph of your real-life friends and family. It has no interest in polluting that social graph with people you only connect with through game play and shared interests. Moreover, the virality in the Facebook platform is today mostly limited to feed posting. Facebook apps that emphasize meeting new people have no natural advantage because publishing feed stories about meeting new people is awkward on Facebook, where your mother, ex-girlfriend, and boss may be your “friend.”  Context matters in social networks – just as it matters in everything else.

This “niche” for meeting new people happens to be massive. If the core activities of the Internet are, as Zynga believes, play, search, share and shop – then meeting new people is an activity that unites them all. Play is often how people meet each other. Search is best when it is algorithmic but feels serendipitous. Share is the means by which people discover each other, and Shop is what people do to stand out and get noticed.

At myYearbook, we use games and apps to facilitate interactions to make meeting people fun. Our daily active users are at an all-time high, and mobile growth has exploded from 2 percent of our daily logins 18 months ago to 40 percent of our daily logins today. Retention has remained strong, with 34 percent of our monthly users logging in each day, and monetization has grown to a $1 average revenue per user and a $30-plus million revenue run rate.

We are convinced the next few years will see the creation of a billion-dollar brand around meeting new people—and we are also convinced it will be a global brand. At myYearbook, we realized 90% of our visits were in North America, and we could not own the market for meeting new people without a global footprint. Historically, we’ve viewed our core demographic as teens and young adults – ages 13 to 24. Only 50 million people in this demographic live in North America versus the 1.1 billion people aged 13 to 24 worldwide. We saw the opportunity to dramatically accelerate our expansion.

Meanwhile, we are very aware of the enormous benefits to scale in social networking and social gaming. Once the costs of people and infrastructure are sunk, the margins improve rapidly with each new user on the platform. The incremental cost of a new user is virtually zero, but each new user has a material incremental benefit. Moreover, this benefit is dramatically accelerated through cross promotion and expanded scale.  Zynga is a master at maintaining its position atop social games with unmatched cross-promotional capability. The ability to turn social game users into web site users, then put those web users on a mobile app, and then put those mobile app users on different mobile games expands the lifetime value of each incremental user and helps achieve a competitive advantage.

By combining with Quepasa, we saw the opportunity to double the size of our user base while more than doubling our number of new users per day and tripling the size of our addressable market from the 50 million users aged 13-24 in North America to the 102 million such users in Latin America. Quepasa’s two biggest markets are Brazil and Mexico. Brazil is among the leaders in social media penetration and in mobile 3G-subscriber growth. We also saw the capacity to double the size of our development team and take advantage of scale.

In addition to the benefits of global reach and greater scale, we also saw the opportunity to improve monetization. Quepasa Games has proven with its launches on Orkut and Facebook that it can build high-quality, fast-growing cross-platform games. We look forward to distributing these games on our network. myYearbook has traditionally built its own apps and games, in addition to partnering with third-party developers. Now we will gain a 40-person gaming studio, as well as the associated margin expansion of vertical integration.

We look forward to localizing the service, expanding our virtual currency products, and enhancing the social plumbing behind our 10-plus million mobile game installs. Most of all, I look forward to preserving our culture and continuing to work with and be inspired by the people who got us where we are today.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides.  In connection with the proposed transaction, Quepasa will be filing documents with the SEC, including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.